EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Primerica, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333‑165834, 333-176508, and 333-220011) on Form S-8 Post-Effective Amendment No. 1 of Primerica, Inc. of our reports dated February 27, 2020, with respect to the consolidated balance sheets of Primerica, Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and financial statement schedules I, II, III, and IV, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of Primerica, Inc.

/s/ KPMG LLP

Atlanta, Georgia

May 14, 2020